UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549



                           SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*


                     NEXTEL COMMUNICATIONS, INC.
                          (Name of Issuer)

            CLASS A COMMON STOCK, PAR VALUE $.001, PER SHARE
                 ------------------------------------
                    (Title of Class of Securities)

                              65332V103
                             -----------
                            (CUSIP Number)

                            CAROL FORSYTE
                            MOTOROLA, INC.
              1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                            (847) 576-5000
       --------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             JULY 20, 1999
                            ----------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  65332V103
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
      Motorola, Inc.
      I.R.S. #36-1115800
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)
      (b)
3. SEC USE ONLY
4. SOURCE OF FUNDS (See Instructions)
      00, WC
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e) [    ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Incorporation:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7. SOLE VOTING POWER
      52,583,884 (includes 17,526,890 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A
Common
      Stock---See Item 5)
8. SHARED VOTING POWER
      3,511,500 (includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)
9. SOLE DISPOSITIVE POWER
      52,583,884 (includes 17,526,890 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A
Common
      Stock---See Item 5)
10. SHARED DISPOSITIVE POWER
      3,511,500 (includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      56,095,384 (includes 17,830,000 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A
Common
      Stock---See Item 5)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [   ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.8% (includes 17,830,000 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)
14. TYPE OF REPORTING PERSON (See Instructions)
      CO


CUSIP NO.  65332V103
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
        Motorola Canada Limited
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)
            (b)
3.  SEC USE ONLY
4.  SOURCE OF FUNDS (See Instructions)
        WC, 00
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e) [     ]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Place of Incorporation:  Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.  SOLE VOTING POWER
        -0-
8.  SHARED VOTING POWER
        2,500,000 (See Item 5)
9.  SOLE DISPOSITIVE POWER
        -0-
10. SHARED DISPOSITIVE POWER
        2,500,000 (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,500,000
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [   ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
14. TYPE OF REPORTING PERSON (See Instructions)
        CO


CUSIP NO.  65332V103
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Motorola SMR, Inc.
         I.R.S. #13-2993806
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b)
3.   SEC USE ONLY
4.   SOURCE OF FUNDS (See Instructions)
         00
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Incorporation:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.   SOLE VOTING POWER
         -0-
8.   SHARED VOTING POWER
         1,011,500 (includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)
9.   SOLE DISPOSITIVE POWE
         -0-
10.  SHARED DISPOSITIVE POWER
         1,011,500 (includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,011,500 (includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [    ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.4%
14. TYPE OF REPORTING PERSON (See Instructions)
         CO




                       AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 ("Amendment") relates to the Class A Common Stock, par value $.001 per share (the "Nextel Class A Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The Report on Schedule 13D filed by Motorola, Inc. dated August 7, 1995, ("Original Report") as amended by Amendment No. 1 dated May 10, 1996 (hereinafter collectively referred to as "Motorola Schedule 13D"), is hereby amended and restated as set forth below.

Item 1.     Security and Issuer

     This statement relates to the Class A Common Stock, par value $.001 per share (the "Nextel Class A Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). Nextel's principal executive offices are located at 2001 Edmund Halley Drive, Reston, Virginia 20191.

Item 2.     Identity and Background

     (a) - (c), (f) This statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"), Motorola SMR, Inc., a Delaware corporation and wholly-owned subsidiary of Motorola ("Motorola SMR") and Motorola Canada, a corporation organized under the laws of Canada and a wholly-owned subsidiary of Motorola ("Motorola Canada").

     Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) embedded semiconductor solutions for customers in the consumer, networking and computing, transportation and wireless communications markets; and
(iii) embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and consumer markets.

     The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

     Motorola SMR is a wholly-owned subsidiary of Motorola which contributed its assets to Nextel in conjunction with the Merger (as defined in Item 3) and is now engaged in no business other than holding shares of Nextel Common Stock (as defined in Item 3). Motorola SMR's executive offices are located at 110 East 59th Street, New York, NY 10022. The name, business address and present principal occupation of each of its executive officers and directors are set forth in Appendix 2 hereto. To the best of Motorola SMR's knowledge, all directors and executive officers of Motorola SMR are citizens of the United States, unless otherwise noted.

     Motorola Canada is a wholly-owned subsidiary of Motorola and is principally engaged in the communications and electronics businesses in Canada. Motorola Canada's executive offices are located at 3900 Victoria Park Avenue, North York, Ontario M2H 3H7. The name, business address, present principal occupation and citizenship of each of its executive officers and directors are set forth in Appendix 3 hereto.

     (d) - (e) None of Motorola, Motorola SMR, Motorola Canada or, to the best of Motorola's, Motorola SMR's and Motorola Canada's knowledge, any of the directors or executive officers listed on Appendices 1 through 3 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     On July 28, 1995, pursuant to an Agreement and Plan of Contribution and Merger, dated August 4, 1994 (as amended, the "Contribution and Merger Agreement"), NEXTEL Communications, Inc., a Delaware corporation ("Old Nextel"), merged (the "Merger") with and into ESMR, Inc., a Delaware corporation ("ESMR"), which, until the Merger, was a wholly-owned subsidiary of Motorola. ESMR, as the surviving corporation, was renamed Nextel Communications, Inc. (herein referred to as "Nextel"), ceased to be a wholly-owned subsidiary of Motorola and became a publicly traded company.

     In connection with the Merger, Motorola contributed its 800 MHz specialized mobile radio ("SMR") communications business to ESMR. Immediately prior to the closing of the Merger (the "Closing"), an amended and restated certificate of incorporation of ESMR was filed with the Secretary of State of Delaware, which, among other things, recapitalized, by means of a stock split, the outstanding shares of ESMR common stock into an aggregate of 41,670,000 shares of ESMR Class A Common Stock, par value $.001 per share (the "ESMR Class A Common Stock") and 17,830,000 shares of ESMR Class B Non-Voting Common Stock, par value $.001 per share (the "ESMR Class B Common Stock") (the "Recapitalization").

     Immediately prior to the Merger, Motorola Canada owned 2,500,000 shares of Old Nextel Class A Common Stock, par value $.001 per share (the "Old Nextel Class A Common Stock"), which it received in respect of its transfer to Old Nextel of its minority equity interest in Clearnet Communications, Inc. (the "Clearnet Transaction") and Motorola held a warrant exercisable for up to 3,000,000 shares of Old Nextel's Class A Common Stock (the "Warrant") pursuant to a Warrant Agreement (the "Warrant Agreement") which Old Nextel granted to Motorola as an inducement to enter into certain financing agreements in November 1991. The Warrant became exercisable in varying installments corresponding with the commencement of commercial service in certain markets and, immediately prior to the Merger, the Warrant was exercisable for up to 2,140,000 shares of Old Nextel Class A Common Stock.

     In the Merger, ESMR, as the surviving corporation was renamed Nextel and each share of ESMR Class A Common Stock and ESMR Class B Common Stock remained outstanding and from and after the Merger represents one such share of common stock of Nextel. In the Merger, each share of Old Nextel Class A Common Stock, and Old Nextel Class B Non-Voting Common Stock, par value $.001 per share, was converted into one share of Nextel Class A Common Stock or Nextel Class B Non-Voting Common Stock, par value $.001 per share (the "Nextel Class B Common Stock" and, together with the Nextel Class A Common Stock, the "Nextel Common Stock"), respectively.

     As a result of the Recapitalization and the Merger, on the date of the Merger, Motorola beneficially owned an aggregate of 64,140,000 shares of Nextel Common Stock (including 2,140,000 shares of Nextel Class A Common Stock which were exercisable under the Warrant and 4,000,000 shares of Nextel Class A Common Stock which were immediately sold as described below).

     Old Nextel entered into a Securities Purchase Agreement, dated as of April 4, 1995 (the "Securities Purchase Agreement"), with Craig O. McCaw and Digital Radio, L.L.C., a Washington limited liability company ("Investor"), which is affiliated with and controlled by Mr. McCaw. The Securities Purchase Agreement provided for, among other things, an equity investment by Investor (the "Equity Investment") in Old Nextel. Nextel, as the surviving corporation in the Merger, succeeded to the obligations of Old Nextel under the Securities Purchase Agreement.

     In connection with the Securities Purchase Agreement, Investor and Motorola entered into a Stock Purchase Agreement, dated as of April 4, 1995 (the "Motorola Stock Purchase Agreement"), pursuant to which Motorola, immediately following the closing of the Merger, sold 4,000,000 shares of Nextel Class A Common Stock to Investor for $49,000,000.

     Pursuant to an amendment ("Amendment") to the Warrant Agreement, dated as of April 26, 1996, Motorola assigned the right to purchase 110,000 shares of Nextel Class A Common Stock which were exercisable under the Warrant to unaffiliated third parties. The Amendment also gave Motorola the option to extend the exercise period of any installment of the Warrant for an additional two years so that the Warrant would expire five years from the date of commencement of commercial service with respect to such installment. The Warrant became fully vested on June 30, 1997, giving Motorola the right to purchase a total of 2,890,000 shares of Nextel Class A Common Stock ("Warrant Shares") at an exercise price of $15 per share. On March 6, 1997 and July 17, 1997, Motorola exercised its right to extend the expiration dates for 2,590,000 and 300,000 Warrant Shares, respectively.
On April 30, 1999, Motorola purchased the Warrant Shares for a total exercise price of $43,350,000 with funds from its working capital.

     On April 30, 1999, Motorola also exercised with funds from its working capital a warrant for 5,384 shares of Nextel Class A Common Stock at $18 per share. The warrant was originally granted to Motorola by CenCall Communications Corp. on August 17, 1993 for 5,000 shares of CenCall Communications Corp. Common Stock at $19 per share and became exercisable for Nextel Class A Common Stock upon the merger of CenCall Communications Corp. into Nextel in July 1995.

Item 4.     Purpose of Transaction

     (a) - (j) The Merger had the effect of combining the SMR communications business conducted by Motorola in the continental United States with Nextel's SMR communications business. Motorola believes that the establishment of a strong, nationwide, standardized enhanced SMR wireless communications system will assist Motorola in realizing the value of its SMR assets. In addition, one of Motorola's objectives is to act primarily as a supplier of equipment and technology and not as a provider of SMR communication services.

     On July 20, 1999 Motorola commenced its previously announced plan to sell (the "Sale Plan") 2,800,000 shares of Nextel Class A Common Stock during the third quarter of 1999. The Sale Plan was implemented primarily in order to return Motorola's total ownership interest in Nextel to the level it was before it purchased the Warrant Shares on April 30, 1999, as described in Item 3 above.

     As more fully described in Item 6 below, the Contribution and Merger Agreement set forth, among other things, certain transfer restrictions, anti-dilutive rights and a stand-still agreement with respect to Motorola's shares of Nextel Common Stock, many of which terminated upon consummation of the Equity Investment.

     Except in connection with the transactions contemplated by the Contribution and Merger Agreement, the Motorola Stock Purchase Agreement and the Sale Plan as described above and in Item 6 hereof, none of Motorola, Motorola SMR or Motorola Canada has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of the Schedule 13D. Each of Motorola, Motorola SMR and Motorola Canada does, however, expect to evaluate on an ongoing basis its intentions with respect to Nextel and may determine to pursue one or more of the actions specified in Items (a) through (j).

     Each of Motorola, Motorola SMR and Motorola Canada may acquire additional shares of Nextel Common Stock or sell or otherwise dispose of any or all of the shares of Nextel Common Stock it owns. Each of Motorola, Motorola SMR and Motorola Canada reserves the right to change its plans and intentions at any time and to take any action, with respect to Nextel or any of its debt or equity securities, in any manner permitted by law.

Item 5.     Interest in Securities of the Issuer

     (a) - (c) Assuming the completion of its Sale Plan, as of the date hereof, Motorola is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 56,095,384 shares of Nextel Class A Common Stock . As to such shares, Motorola may be deemed to exercise sole voting and sole dispositive power with respect to 52,583,884 shares and shared voting and dispositive power as to 3,511,500 shares (including 17,526,890 and 303,110 shares of Class B Non-Voting Common Stock, respectively, which are convertible in certain circumstances into Class A Common Stock.

     Motorola SMR is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 1,011,500 shares of Nextel Class A Common Stock. As to such shares (which includes 303,110 shares of Class B Non-Voting Common Stock which are convertible in certain circumstances into Class A Common Stock), Motorola SMR may be deemed to exercise shared voting and dispositive power.

     Motorola Canada is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 2,500,000 shares of Nextel Class A Common Stock. As to such shares, Motorola Canada may be deemed to exercise shared voting and dispositive power.

     None of Motorola, Motorola SMR, Motorola Canada, or any of the individuals in Appendices 1 through 3 has had any transactions in Nextel Class A Common Stock during the past 60 days except the transactions contemplated by the Sale Plan.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

     The Contribution and Merger Agreement set forth minimum requirements with respect to the number of channels ("SMR Channels") comprised of SMR licenses granted by the Federal Communications Commission ("SMR Licenses") which were to be delivered by Motorola to ESMR in conjunction with the Merger. Pursuant to the Contribution and Merger Agreement, 445,736 shares of Nextel Common Stock attributable to the shortfall in SMR Channels delivered were deemed "restricted shares" (subject to cancellation in certain events), such number being determined based upon assigned values pursuant to the Contribution and Merger Agreement.

     Motorola could vote and retain any ordinary dividends with respect to restricted shares of Nextel Common Stock. Motorola, however, could not sell, pledge or otherwise transfer such shares except in connection with certain extraordinary transactions. The consideration received with respect to restricted shares pursuant to a permitted transfer, as well as any extraordinary dividends received with respect to such shares, had to be held by Motorola, together with accrued interest, for the account of the person who ultimately retains such shares, or to whom such shares are returned for cancellation, in each case in accordance with the SMR Channel delivery procedures discussed below.

     Motorola was required to deliver monthly SMR Channel delivery status statements, and the restrictions were lifted with respect to a number of shares of Nextel Common Stock to reflect that month's reduction in the shortfall amount. A final accounting was to be made on the first anniversary of the Closing of the Merger. To the extent that there had remained a shortfall in SMR Channels delivered by such first anniversary, such SMR Channels were to be reassigned to Motorola, and Motorola would have had to return shares to Nextel for cancellation to reflect the remaining shortfall unless the parties had agreed to waive such provision. In such case, Nextel could have accepted the SMR Channels in question and assumed the risk that delivery would not be ultimately accomplished, and Motorola would have retained such shares free of all restrictions. There was no short fall in SMR channels delivered and Motorola was not required to return any shares of Nextel Common Stock to Nextel.

     Pursuant to the Contribution and Merger Agreement Motorola would have had the right (the "Anti-Dilutive Right"), until July 28, 1998, in the event of proposed public or private issuances of Nextel Common Stock, to purchase, at the same price sold to the public or in the private issuance, such number of shares as was necessary to maintain its percentage ownership of the outstanding shares of voting securities of Nextel.

     The Contribution and Merger Agreement also set forth certain standstill provisions (the "Standstill Agreement") which, until July 28, 1998, would have prohibited Motorola from acquiring any shares of Nextel Common Stock if such acquisition would have resulted in its percentage ownership of shares of Nextel Common Stock to exceed the percentage of Nextel Common Stock it owned immediately following the Closing.

     In addition, the Contribution and Merger Agreement also would have, until July 28, 1997, prohibited the transfer by Motorola of its shares of Nextel Common Stock (the "Transfer Restrictions"), subject to certain exceptions including transfers to affiliates, transfers to certain identified transferees, transfers pursuant to a tender offer, merger, recapitalization or other similar extraordinary transaction, and transfers of up to 25% and 50% of such shares until July 28, 1996 and July 28, 1997, respectively.

     The Anti-Dilutive Right, Standstill Agreement and Transfer
Restrictions terminated upon consummation of the Equity Investment.

     The Contribution and Merger Agreement provides that until the earlier of the fifth anniversary of the Closing or such time as Motorola owns less than 7.5% of the fully diluted shares of Nextel Common Stock, Nextel may not grant superior governance rights (in the form of any supermajority voting or consent rights as a stockholder or director or disproportionate representation on the Nextel Board of Directors (the "Nextel Board"), or otherwise) ("Superior Governance Rights") to any third party (a "Strategic Investor") unless certain conditions are met, including that an offer be made to purchase a portion of the Nextel Common Stock owned by Motorola.
In connection with the Securities Purchase Agreement Nextel and Motorola entered into an amendment, dated as of April 4, 1995, to the Contribution and Merger Agreement (the "Merger Agreement Amendment"). Pursuant thereto, Motorola and Nextel have acknowledged that Investor, for purposes of the Contribution and Merger Agreement, will be considered a Strategic Investor. Motorola has agreed, however, to waive it's right to receive an offer to purchase its shares in connection with the Equity Investment.

     In addition, as long as Motorola owns 5% of the outstanding shares of Nextel Common Stock, Motorola will have the right to nominate two members for election to the Nextel Board. Keith Bane, Executive Vice President and President of the Americas Region of Motorola, was first elected to the Nextel Board on July 31, 1995 and continues to serve on the Nextel Board. In the event of a transfer of shares of Nextel Common Stock by Motorola, one transferee of at least 5% of the outstanding shares of Nextel Common Stock, designated by Motorola and approved by Nextel (whose consent will not be unreasonably withheld), will have the right (so long as such transferee owns at least 5% of the outstanding shares of Nextel Common Stock) to nominate one person to the Nextel Board.

     Pursuant to the Merger Agreement Amendment, Motorola has agreed with Nextel to support the decisions and recommendations of the five-member Operations Committee of the Nextel Board (the "Operations Committee") contemplated by the Securities Purchase Agreement. The Operations Committee will have the authority to formulate key aspects of Nextel's business strategy, including decisions relating to the technology used by Nextel (subject to existing equipment purchase agreements), acquisitions, operating and capital budgets, marketing and strategic plans, approval of financing plans and endorsement of nominees to the Nextel Board and committees thereof, as well as nomination and oversight of certain executive officers. Motorola has agreed to vote the shares of Nextel Common Stock held by it accordingly, subject to (1) the right of any Motorola-designated Nextel directors to vote in a manner consistent with their fiduciary duties and (2) to the right of Motorola to vote its shares as it determines necessary with respect to issues that conflict with Motorola's corporate ethics or that present conflicts of interest, or in order to protect the value or marketability of the shares of Nextel Common Stock held by it.

     Also in connection with the Securities Purchase Agreement, Nextel and Motorola entered into a second amendment to their existing equipment purchase agreement (the "Second Equipment Agreement Amendment").

     The Second Equipment Agreement Amendment limited Nextel's ability, prior to October 1, 1997 without Motorola's consent, to deploy a "Switch in Technology" (as defined therein). Since October 1, 1997, Nextel may not implement a Switch in Technology unless (1) Nextel determines that the equipment fails to meet certain performance specifications established in the Second Equipment Agreement Amendment which failure materially adversely affects the commercial viability of the technology to provide reliable services as intended by Motorola and Nextel, and Motorola does not cure such failure within six months after receiving notice thereof or (2) Nextel, the Investor or certain affiliates of the Investor offer to acquire the remainder of Motorola's shares of Nextel Common Stock at a per share price of at least 110% of the average of the closing prices of the Nextel Common Stock over the 30 trading days preceding the public announcement by Nextel of the decision to implement a Switch in Technology.

     Also in connection with the Securities Purchase Agreement, Motorola granted Investor an option (the "Investor/Motorola Option") to purchase up to an additional 9,000,000 shares of Nextel Common Stock over a six-year period. The Investor/Motorola Option was exercisable for up to 2,000,000 shares of Nextel Class A Common Stock at $15.50 per share during the 30-day period following July 28, 1997 (the "Motorola First Tranche"), is exercisable for up to an additional 2,000,000 shares at $18.50 per share during the 30-day period following July 28, 1999 (the "Motorola Second Tranche") and will be exercisable for up to 5,000,000 shares at $21.50 per share during the 30-day period following July 28, 2001 (the "Motorola Third Tranche"). The Investor exercised its option to purchase the Motorola First Tranche in full on August 25, 1997. It is expected that the Investor will exercise its option to purchase the Motorola Second Tranche in full during the third quarter of 1999. In the event the Motorola Second Tranche is exercised for only a portion of the shares covered thereby, the number of shares purchasable in the Motorola Third Tranche will be reduced to the percentage of the Motorola Second Tranche actually purchased. In addition, subject to certain limitations, Motorola has granted Investor a right of first refusal to purchase shares of Nextel Common Stock owned by Motorola.

     Motorola and Nextel have entered into a registration rights agreement dated July 28, 1995 (the "Motorola Registration Rights Agreement") pursuant to which Motorola has been granted certain registration rights with respect to all or part of the shares of Nextel Common Stock which Motorola acquired as a result of the transactions contemplated by the Contribution and Merger Agreement.

     In addition, immediately prior to the Merger the Nextel Board adopted a resolution exempting Motorola, Investor, Comcast and their respective affiliates from the applicability of Section 203 of the Delaware General Corporation Law.

     The foregoing descriptions of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Warrant Agreement, the Warrant Agreement Amendment and the Registration Rights Agreement are summaries and all statements made in this Schedule 13D, as amended, which relate to such agreements are qualified in their entirety by reference to the complete text of each of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Warrant Agreement, the Warrant Agreement Amendment and the Registration Rights Agreement, which are incorporated herein by reference and copies of which were previously filed or are attached as described below in Item. 7.

Item 7.     Materials to be Filed as Exhibits


Exhibit No.          Description
     1.  Contribution and Merger Agreement*
     2.  Merger Agreement Amendment*
     3.  Motorola Stock Purchase Agreement*
     4.  Warrant Agreement*
     5.  Registration Rights Agreement*
     6.  Joint Filing Agreement, dated August 4, 1995 among Motorola,
Motorola
         SMR and Motorola Canada with respect to joint filing of Schedule
13D*
     7.  Amendment to Warrant Agreement

*These exhibits were previously filed as exhibits to the Original Report, are not being refiled with this report and are not required pursuant to Rule 13d-2(e) under the Exchange Act to be restated electronically.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              Motorola, Inc.



                              By:   /s/ Carl F. Koenemann
                                    Name:  Carl F. Koenemann
                                    Title: Executive Vice President
                                           and Chief Financial Officer


                              Motorola SMR, Inc.



                              By:   /s/ Carl F. Koenemann
                                    Name:  Carl F. Koenemann
                                    Title: President


                              Motorola Canada Limited



                              By:   /s/ Garth L. Milne
                                    Name:  Garth L. Milne
                                    Title: Treasurer
      Assuming the completion of the Sale Plan, Motorola's beneficial ownership of Nextel Class A Common Stock consists of (i) 38,265,384 shares of Nextel Class A Common Stock and (ii) 17,830,000 shares of Nextel Class A Common Stock deemed to be outstanding under Rule 13d-3(d) as a result of Motorola's ownership of 17,830,000 shares of Nextel Class B Common Stock (which are non-voting and may, under certain circumstances, be converted by Motorola into shares of Nextel Class A Common Stock on a one-for-one basis).


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